

February 3, 2012

<u>Via E-mail</u>
Amir Gal-Or
Co-Chief Executive Officer, Co-President and Co-Chairman
Infinity Cross Border Acquisition Corporation
c/o Infinity-C.S.V.C. Management Ltd.
3 Azrieli Center (Triangle Tower)
42nd Floor, Tel Aviv, Israel 67023

> **Re: Infinity Cross Border Acquisition Corporation**
> **Amendment No. 5 to Form S-1 on Form F-1**
> **Filed January 19, 2012**
> **File No. 333-173575**

Dear Mr. Gal-Or:

　　We have reviewed your responses to the comments in our letter dated January 12, 2012 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

<u>General</u>

1. We note your response to our prior comment 1 and reissue in part. Please provide us with any documentation you have received from NASDAQ in support of your interpretation of IM-5101-2. Please also provide the contact information of your NASDAQ listing qualification contact.

2. We note that there are a number of blanks remaining in the prospectus. Please fill in these blanks with your next amendment or tell us when you intend to do so.

<u>The Offering, page 6</u>

<u>Permitted purchases of public shares by us, page 12</u>

3. We note your response to our prior comment 8 and reissue in part. Please revise the last paragraph of this section to clarify that any repurchases would also increase your initial shareholders relative share ownership percentage and thus reduce the percentage of public shareholders required to satisfy the majority vote requirement necessary to approve a proposed business combination. Please also tell us, with a view towards revised disclosure, whether the mutually agreed upon purchase price of $9.60 per share

was derived from or influenced by the price at which the common stock sold in recent similar offerings has settled between the initial public offering and the initial business combination. Please revise the "Permitted purchases of our securities" section on page 71 accordingly.

Periodic Reporting and Financial Information, page 93

4. We note your response to our prior comment 10 and reissue in part. We note your disclosure that you have agreed with the underwriters to file quarterly reports on Form 6-K. Please revise to clarify the type of information which will be contained in such reports, i.e. unaudited interim financial information for each of the first three quarters of each fiscal year.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Stuart Neuhauser, Esq.